Exhibit 99.1

Scorpio Tankers Inc. Postponed Its Conference Call Today, Monday October 29, 2012

Monaco—(Marketwire – October 28, 2012) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today postponed its conference call originally scheduled for Monday October 29, 2012 due to Hurricane Sandy. The Company will announce the date and time of the rescheduled conference call later in the week.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, five MR tankers, and one post-Panamax tanker with an average age of 4.6 years, time charters-in 15 vessels (two LR2, one LR1, seven MR and five Handymax tankers), and has contracted for five newbuilding MR’s (three are expected to be delivered to the Company in the first half of 2013 and two in January 2014). Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Scorpio Tankers Inc.
212-542-1616